Exhibit 99.1

ASX/Media Release

Immutep Announces Abstracts Accepted for Presentation at

the Society for Immunotherapy of Cancer (SITC) 2022 Annual Meeting

Initial data from INSIGHT-003 trial treating patients with various solid tumours with triple combination therapy of efti, anti-PD-1 therapy, and chemotherapy to be discussed at SITC

SYDNEY, AUSTRALIA – 06 October 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease, will announce first interim data from the INSIGHT-003 clinical trial in a poster presentation at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2022, which is taking place in person in Boston, US and virtually from 8 to 12 November 2022. A Trial in Progress poster on the phase IIb TACTI-003 trial will also be presented.

The phase I INSIGHT-003 trial is the first trial evaluating Immutep’s lead product candidate, eftilagimod alpha (“efti” or “IMP321”) as part of a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy and an anti-PD-1 therapy. The trial is recruiting up to 20 patients with various solid tumours, focusing on NSCLC adenocarcinomas.

INSIGHT-003 Abstract

Title:	Feasibility of eftilagimod alpha (soluble LAG-3 protein) combined with standard-of-care-therapy in advanced non-small-cell lung cancer (NSCLC) adenocarcinomas. Initial results from INSIGHT 003
Poster display session:	Friday, Nov 11, 2022; 9 am – 9 pm EST
Presenter:	Dr. Akin Atmaca

TACTI-003 Trial in Progress Abstract

Title:	TACTI-003: A randomized Phase IIb study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab as first-line treatment of patients with recurrent or metastatic head and neck squamous cell carcinoma
Poster display session:	Thursday, November 10, 2022; 9 am – 8:30 pm EST
Presenter:	Dr. Irene Braña

Immutep also has a Late Breaking Abstract accepted at SITC 2022. Titles for Late Breaking Abstracts will become publicly available on 2 November 2022.

About SITC 2022

SITC is the world’s leading member-driven organisation specifically dedicated to improving cancer patient outcomes by advancing the science and application of cancer immunotherapy. The SITC Annual Meeting is the largest conference solely focused on cancer immunotherapy and brings together stakeholders across the cancer immunotherapy field to advance the science, discover breakthroughs and educate the world on cancer immunotherapy.

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer in multiple clinical trials. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited, Marc Voigt.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889